SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 2
                                       to
                                   Schedule TO


            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           Mitel Networks Corporation
         (Name of Subject Company (issuer) and Filing Person (offeror))

               Options to Purchase Common Shares without Par Value
                         (Title of Class of Securities)

                                       N/A
                (CUSIP Number of Class of Underlying Securities)

                                  Ed Silberhorn
                  U.S. General Counsel and Corporate Secretary
                           Mitel Networks Corporation
                                350 Legget Drive
                         Ottawa, Ontario, Canada K2K 2W7
                                 (613) 592-2122
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                             Denise M. Tormey, Esq.
                              Stephen E. Fox, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 768-6700

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
      Transaction valuation(1)                           Amount of filing fee(2)
--------------------------------------------------------------------------------
             $10,858,604                                          $879
--------------------------------------------------------------------------------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 13,101,574 shares of common stock of Mitel Networks Corporation having an aggregate value of $10,858,604 as of December 19, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction. The filing fee was paid in connection with previous filings of this Schedule TO.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form of Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Mitel Networks Corporation, a Canadian corporation (the "Company"), relating to the offer by the Company to exchange certain outstanding employee options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange dated December 23, 2003, a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement, as amended hereby.

Item 12. Exhibits.

(a)(1)      Offer to Exchange dated December 23, 2003*

(a)(2)      Letter to United Kingdom Employees announcing the Exchange Offer*

(a)(3)      Email to Non-United Kingdom Employees announcing the Exchange Offer*

(a)(4)      Form of Email Auto Receipt confirming electronic delivery*

(a)(5)      Form of Election Form*

(a)(6)      Form of Withdrawal Form*

(a)(7) Form of Optionee Statement, including statement of employee stock option holdings*

(a)(8)      Form of Letter accompanying Optionee Statement*

(a)(9)      Frequently Asked Questions about the Exchange Offer*

(a)(10)     Slide Show Presentation about the Exchange Offer*

(a)(11)     Form of  Confirmation  of  Election  and  Promise  of  Grant  of New
            Options*

(a)(12)     Form of Grant Letter*

(a)(13) Mitel Networks Corporation's Annual Report on Form 20-F for the fiscal year ended April 27, 2003, filed with the SEC on August 1, 2003 (incorporated herein by reference)

(a)(14)     Form of Email to Employees dated January 20, 2004

(a)(15)     Additional Frequently Asked Questions about the Exchange Offer

(b)         Not applicable

(d)(1)      Mitel Networks Corporation's Employee Stock Option Plan*

(g)         Not applicable

(h)         Not applicable

----------

* Previously filed with this Schedule TO.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Mitel Networks Corporation


                                           By: /s/ Donald W. Smith
                                               ---------------------------------
                                                 Name:   Donald W. Smith
                                                 Title:  Chief Executive Officer

Date: January 19, 2004

                                INDEX TO EXHIBITS

(a)(1)      Offer to Exchange dated December 23, 2003*

(a)(2)      Letter to United Kingdom Employees announcing the Exchange Offer*

(a)(3)      Email to Non-United Kingdom Employees announcing the Exchange Offer*

(a)(4)      Form of Email Auto Receipt confirming electronic delivery*

(a)(5)      Form of Election Form*

(a)(6)      Form of Withdrawal Form*

(a)(7) Form of Optionee Statement, including statement of employee stock option holdings*

(a)(8)      Form of Letter accompanying Optionee Statement*

(a)(9)      Frequently Asked Questions about the Exchange Offer*

(a)(10)     Slide Show Presentation about the Exchange Offer*

(a)(11)     Form of  Confirmation  of  Election  and  Promise  of  Grant  of New
            Options*

(a)(12)     Form of Grant Letter*

(a)(13) Mitel Networks Corporation's Annual Report on Form 20-F for the fiscal year ended April 27, 2003, filed with the SEC on August 1, 2003 (incorporated herein by reference)

(a)(14)     Form of Email to Employees dated January 20, 2004

(a)(15)     Additional Frequently Asked Questions about the Exchange Offer

(b)         Not applicable

(d)(1)      Mitel Networks Corporation's Employee Stock Option Plan*

(g)         Not applicable

(h)         Not applicable

----------

* Previously filed with this Schedule TO.